SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. ▲3)

Jenny Craig, Inc.
(Name of the Issuer)

Jenny Craig, Inc.
Sidney Craig
Genevieve Craig
Craig Enterprises, Inc.
SJF Enterprises, Inc.
DA Holdings, Inc.
SJC Investments, LLC
SJC Ventures, LLC
SJC Capital, LLC
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.000000005 Per Share
(Title of Class of Securities)

22406 10 2
(CUSIP Number of Class of Securities)

Sidney Craig
11355 N. Torrey Pines Rd.
La Jolla, California 92037
(858) 812-7000

with copies to:

Thomas W. Dollinger
Proskauer Rose LLP
2049 Century Park E., #3200
Telephone: (310) 284-5630

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [▲ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$114,666,946.29	$10,549.36

*	The transaction value was based upon the sum of (a) the product of 20,788,971 shares of Common Stock and the merger consideration of $5.30 per share and (b) the difference between the merger consideration of $5.30 per share and the exercise price per share of each of the 1,383,000 shares of Common Stock subject to outstanding options in which the exercise price per share is less than the merger consideration per share.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,530.29	Filing Party:	Jenny Craig, Inc.
Form or Registration No:	Schedule 14A	Date Filed:	February 15, 2002

Amount Previously Paid:	$19.04	Filing Party:	Jenny Craig, Inc.
Form or Registration No:	Schedule 14A	Date Filed:	April 1, 2002

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 16. Exhibits.
SIGNATURE

RULE 13E-3 TRANSACTION STATEMENT

INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Jenny Craig, Inc., a Delaware corporation (“JCI”), Sidney Craig (“Mr. Craig”), Genevieve Craig (“Mrs. Craig”), Craig Enterprises, Inc., a Delaware corporation (“CEI”), SJF Enterprises, Inc., a Delaware corporation (“SJF”), DA Holdings, Inc., a California corporation (“DAHI”), SJC Investments, LLC, a Delaware limited liability company (“SJCI”), SJC Ventures, LLC, a Delaware limited liability company (“SJCV”), and SJC Capital, LLC, a Delaware limited liability company (“SJCC” and, together with Mr. Craig, Mrs. Craig, CEI, SJF, DAHI, SJCI and SJCV, the “Craig Stockholders”), in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 27, 2002, by and among JCI, J Holdings Corp. (“J Holdings”) and J Acquisition Corp. (“J Acquisition”).

     The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was adopted by the stockholders of JCI at a special meeting of stockholders held on May 13, 2002 (the “Special Meeting”) and that the merger of J Acquisition with and into JCI pursuant to the terms of the Merger Agreement (the “Merger”) was consummated on May 14, 2002. Pursuant to the Merger Agreement, in the Merger each outstanding share of JCI Common Stock, par value $0.000000005 per share, other than shares of Common Stock held in JCI’s treasury, held by J Holdings or J Acquisition, or held by stockholders who perfect their appraisal rights under Delaware law, has been converted into the right to receive $5.30 in cash, without interest, less any applicable withholding taxes. As a result of the Merger, JCI became a direct wholly owned subsidiary of J Holdings and the Common Stock is being delisted from the NASD over-the-counter bulletin board system and deregistered with the Securities and Exchange Commission.

     The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of JCI, dated April 18, 2002 (the “Proxy Statement”), which was filed with the Securities and Exchange Commission on April 18, 2002. A copy of the Merger Agreement is attached as Appendix A-1 to the Proxy Statement.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(b)	At the Special Meeting, the stockholders of JCI voted to adopt the Merger Agreement and approve the Merger. The Merger Agreement was adopted by holders of the Common Stock, in person or by proxy, representing 17,085,110 shares of Common Stock, which was approximately 82.18% in voting power of the shares of Common Stock outstanding on the record date for the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on May 14, 2002. Holders of the Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(c)(1) The Merger was consummated on May 14, 2002.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1) Definitive Proxy Statement of Jenny Craig, Inc. is incorporated herein by reference.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement is incorporated herein by reference.

(a)(3) Press Release dated January 28, 2002 (included as Exhibit 99.1 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(b)(1) Senior Debt Commitment Letter, dated as of December 28, 2001, by and between Ableco Finance LLC and ACI Capital Co., Inc.*

(b)(2) Junior Subordinated Debt Commitment Letter dated January 27, 2002, by and between ACI Capital Co., Inc. and J Acquisition Corp.*

(b)(3) Sub Debt Commitment Letter dated January 27, 2002, by and among DB Capital Investors, L.P., J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.*

(c)(1) Opinion of Houlihan Lokey Howard & Zukin dated January 27, 2002 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2) Materials presented by Houlihan Lokey Howard & Zukin to the Special Committee and the Jenny Craig, Inc. Board of Directors on January 25, 2002.*

(d)(1) Agreement and Plan of Merger, dated as of January 27, 2002, by and among J Holdings Corp., J. Acquisition Corp. and Jenny Craig, Inc. (included as Appendix A to the Proxy Statement and incorporated herein by reference).

(d)(2) Form of Stockholders’ Agreement by and among DB Capital Investors, L.P., ACI Capital Co., Inc., on behalf of ACI Entities and affiliates, Management Stockholders, SJF Enterprises, Inc., Sid Craig, Jenny Craig and Craig Enterprises, Inc.*

(d)(3) Stockholders’ Voting Agreement, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp., Jenny Craig, Inc., Sidney Craig, Jenny Craig, Craig Enterprises, Inc., SJF Enterprises, Inc. and DA Holdings, Inc. (included as Exhibit 10.1 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(d)(4) Equity Capital Commitment Letter dated January 27, 2002, by and between ACI Capital Co., Inc. and J Holdings Corp.*

(d)(5) Equity Commitment Letter dated January 27, 2002, by and among DB Capital Investors, L.P., J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.*

(d)(6) Equity Capital Commitment Letter, dated as of January 27, 2002, by and among SJF Enterprises, Inc. and J Holdings Corp. (included as Exhibit 10.2 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(f)  Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g)  Not applicable.

*	Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JENNY CRAIG, INC.

By:	/s/ PATRICIA LARCHET

Patricia Larchet, President and Chief Operating Officer

/s/ SIDNEY CRAIG

SIDNEY CRAIG

/s/ GENEVIEVE CRAIG

GENEVIEVE CRAIG

CRAIG ENTERPRISES, INC.

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chairman

SJF ENTERPRISES, INC.

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chairman

DA HOLDINGS, INC.

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chairman

SJC INVESTMENTS, LLC

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chief Executive Officer

SJC VENTURES, LLC

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chief Executive Officer

SJC CAPITAL, LLC

By:	/s/ SIDNEY CRAIG

Sidney Craig, Chief Executive Officer

Dated: May 14, 2002